UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO                     .
Commission file number 001-04837
Tektronix, Inc. 401(k) Plan
(Full title of Plan)
TEKTRONIX, INC.
14200 SW Karl Braun Drive
Beaverton, Oregon 97077
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

TEKTRONIX, INC.
TEKTRONIX 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:
Schedule H, Part IV, Line 4i—Schedule of Assets Held for Investment Purposes at Year End	10
EXHIBIT 23
Note: Other Supplemental Schedules are omitted because of the absence of conditions under which they apply.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment and Administrative Committee
Tektronix 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Tektronix 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
June 26, 2006

TEKTRONIX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
(In Thousands)

	2005	2004

ASSETS:
INVESTMENTS:
Investment in Tektronix Master Retirement Trust (Note 3)	$714,791	$710,197
Participant loans
	6,389	6,725

Total investments	721,180	716,922

NET ASSETS AVAILABLE FOR BENEFITS	$721,180	$716,922

See notes to financial statements.

TEKTRONIX 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands)

	2005	2004

NET INVESTMENT GAIN FROM TEKTRONIX MASTER RETIREMENT TRUST (Note 3)	$30,763	$44,905

CONTRIBUTIONS:
Employer	11,569	9,781
Employee	19,764	25,663

BENEFIT PAYMENTS	(57,838)	(52,528)

NET INCREASE	4,258	27,821

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	716,922	689,101

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$721,180	$716,922

See notes to financial statements.

TEKTRONIX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following brief description of the Tektronix 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information regarding the amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all regular employees of Tektronix, Inc. or any of its participating companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants can elect to have Tektronix, Inc. contribute from 1% to 50% of their eligible pay to the Plan. Tektronix, Inc. makes a basic contribution of 2% of eligible pay for all participants to the Tektronix Basic Contribution Stock Account plus a matching contribution of 100% of the first 4% of elective contributions which is allocated according to the participant’s allocation election. All employees eligible to participate in the Plan receive the basic 2% contribution regardless of their election to contribute to the Plan. Contributions are subject to certain limitations.

Participant Accounts—Each participant account is credited with contributions and an allocation of the Plan’s earnings/losses. Contributions are allocated based on the participant’s election and earnings/ losses are allocated based on participant account balances. The Plan allows for loans to active participants on such terms as the Investment and Administrative Committee approves. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50% of their account balance in all funds, or 100% of the cash account balances in all funds excluding the Tektronix Basic Contribution Stock Account. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate as of the first business day of the month of origination plus 1%, with individual loan rates ranging from 5% to 10.50% at December 31, 2005. Principal and interest is paid ratably through biweekly payroll deductions. Loan terms cannot exceed five years.

Vesting and Benefits—Participants are immediately 100% vested in all contributions to the Plan and are eligible to receive benefits upon termination, retirement, or disability. Benefits can be received by electing a lump-sum settlement, installment payments, or a combination thereof. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expense—Reasonable and permissible expenses directly attributed to the administration and servicing of the Plan are charged to the Plan. Certain other expenses for administration and servicing of the Plan, including facilities, equipment and supplies, and certain payroll expenses of administrative and clerical personnel, are provided by Tektronix, Inc. without charge to the Plan. Tektronix, Inc. also pays certain professional fees related to the Plan.

Income Tax Status— The Plan obtained its latest determination letter dated July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter. The Plan’s management believes the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Withdrawals—Payments to participants are recorded when paid.

3.	INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST

All of the Plan’s investment assets, except for participant loans, are held in the Tektronix Master Retirement Trust (the “Trust”), which is a master trust established by Tektronix, Inc. Use of the Trust permits the commingling of assets, for investment and administrative purposes, of two retirement plans of Tektronix, Inc. and its subsidiaries. Approximately a quarter of the Trust assets are investments of both underlying plans, and the remaining Trust assets are investments of only one or the other plan. The net earnings/losses on assets that are investments of both plans are allocated to the plans based on each plan’s share of such net assets in the Trust. For assets that are not investments held by both plans, net earnings/losses are allocated entirely to the plan to which the specific investment relates. The following plans participate in the Trust:
Tektronix 401(k) Plan
Tektronix Cash Balance Plan
For investment purposes, the assets of the Trust are divided among fifteen different funds. The first thirteen of these funds are the investment options in which Plan participants can choose to invest their contributions and the employer matching contributions. Employer basic contributions are automatically invested in the Tektronix Basic Contribution Stock Account, which is a nonparticipant-directed fund. The Pension Fund is used to segregate the investments of the Tektronix Cash Balance Plan. The funds available in the Trust are as follows:
Employee Investment Options
Stable Value Fund invests primarily in insurance company investment contracts.
Conservative Index Fund invests in a mix of 20% common stock and 80% fixed income securities.
Moderate Conservative Index Fund invests in a mix of 40% common stock and 60% fixed income securities.
Moderate Aggressive Index Fund invests in a mix of 60% common stock and 40% fixed income securities.
Aggressive Index Fund invests in a mix of 80% common stock and 20% fixed income securities.
Small/Mid Cap Growth Stock Fund invests primarily in the common stock of medium-sized companies.
Small/Mid Cap Value Stock Fund invests primarily in the common stock of companies within the Russell 2000 market capitalization range.
Large Cap Value Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) to be below market value.
Large Cap Growth Stock Fund invests primarily in the common stock of large companies that are evaluated by the investment manager(s) as having the potential to outperform the general market.

S&P 500 Stock Index Fund invests in common stocks of the S&P 500 index, made up of large U.S. companies.
International Stock Fund invests primarily in the common stock of companies traded outside of the United States.
Fixed Income Fund invests in fixed income securities of varying maturities.
Tektronix Stock Fund invests in the common stock of Tektronix, Inc., the Plan Sponsor.
Other
Tektronix Basic Contribution Stock Account invests employer basic contributions of the 401(k) Plan in the common stock of Tektronix, Inc., the Plan Sponsor.
Pension Fund invests in a diversified portfolio of assets.
The Trust values marketable securities at the closing, quoted market price on the valuation date. Interest-bearing and noninterest-bearing cash and participant loans (participant loans are held outside of the Trust) are valued at cost, which approximates fair value. The fair value of real estate investments have been estimated on the basis of future income expected from such investments discounted at interest rates commensurate with the risks involved or at appraised value. Insurance contracts are valued at contract value, which management believes approximates fair value (see Note 8). The value of synthetic insurance contracts is segregated by the underlying investments, which are based on the fair value as determined by quoted market prices, and the benefit responsive wrappers, which are valued as the difference between the fair value of the underlying assets and the contract value of the wrapper. The value of derivative instruments (which include money market futures, government futures, forwards, options, and swaps) is based on quoted market prices, if available, or estimates based on the nature of the derivative instruments in relation to current market conditions. The fair value of limited partnership investments, for which no public market exists, is based upon the estimates made by the general partners of those partnerships. The general partners consider the financial condition and operating results of each limited partnership and such other factors deemed appropriate. Limited partnerships that invest in publicly-traded securities are valued at quoted market prices, less a discount applicable to the general partner’s share of the unrealized gain or loss on the investment. The fair value of investments in common and collective trusts is based on the fair values of the underlying investments, which are based on quoted market prices. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Trust was approximately 58% and 60%, respectively.

The net assets of the Trust are summarized as follows at December 31 (in thousands):

	2005	2004

Accrued income receivable	$1,425	$541
Noninterest-bearing cash	463	104
Interest-bearing cash	2,851	4,464
Corporate debt - other	—	155
Preferred stock	210	301
Common stock - Tektronix, Inc.	85,293	101,813
Common stock - other	591,072	548,744
Partnerships and joint ventures	30,544	37,564
Real estate - income-producing	42,709	37,066
Common and collective trusts	107,153	102,923
Registered investments	164,522	133,375
Insurance contracts	166,571	173,760
Collateral held under security lending agreements	41,277	50,452
Pending sales	4,916	17,041
Pending purchases	(6,720)	(16,570)

Total	$1,232,286	$1,191,733

The components of the Trust’s total investment gain are as follows for the years ended December 31 (in thousands):

	2005	2004

Net appreciation in fair value of investments	$52,748	$85,477
Interest	9,621	10,137
Dividends	8,737	6,464

Total investment gain	$71,106	$102,078

The following table presents the net appreciation (depreciation) in fair value of the Trust’s investments, by investment type (in thousands):

	2005	2004

Corporate debt — other	$1	$7
Preferred stock	17	(165)
Common stock	44,267	59,036
Partnerships and joint ventures	1,400	7,979
Real estate—income-producing	3,986	1,558
Common and collective trusts	2,219	6,082
Registered investments	858	10,980

Net appreciation in fair value of investments	$52,748	$85,477

4.	CONCENTRATION OF RISK

The Trust’s assets consist primarily of financial instruments including cash, corporate debt, preferred stock, common stock, partnerships and joint ventures, real estate, common and collective trusts, registered investments, insurance/investment contracts, and collateral held under securities lending agreements. The financial instruments may subject the Plan to concentrations of risk as, from time to time, balances in cash exceed amounts insured by the Federal Deposit Insurance Corporation, market values of debt securities are dependent on the ability of the issuer to honor its contractual commitments and changes in the interest rate environment, and investments in equity securities are subject to changes in market values of the stock. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
5.	BENEFIT PRIORITIES UPON TERMINATION

Tektronix, Inc. intends the Plan to be permanent but, if the Plan were terminated, Plan assets would be allocated among participants in proportion to their account balances.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to nonparticipant-directed investments held in the Tektronix Basic Contribution Stock Account (see Note 3) are as follows for the years ended December 31 (in thousands):

	2005	2004
Net assets available for benefits:
Investment in Tektronix Master Retirement Trust	$7,247	$7,378

Changes in net assets available for benefits:
Net investment gain (loss) from Tektronix Master Retirement Trust	$118	$(2,647)
Employer contributions	4,157	3,546
Benefit payments	(179)	(5,080)
Interfund transfers	(4,227)	(76,836)

Total	$(131)	$(81,017)

7.	RELATED-PARTY TRANSACTIONS

Certain Trust investments are shares of common and collective trust funds and registered investments managed by either The Northern Trust Company or Putnam Fiduciary Trust Company. Certain administrative and investment expenses are paid by the Trust to The Northern Trust Company and are included as investment expenses on the Trust statements of changes in net assets. Fees paid by the Trust for investment management services to Putnam Fiduciary Trust Company are included as a reduction of return earned on each fund on the Trust statements of changes in net assets. The Northern Trust Company is the trustee as defined by the Trust and Putnam Fiduciary Trust Company is the recordkeeper for the Plan; therefore, these transactions qualify as party-in-interest transactions.

8.	CONTRACTS WITH INSURANCE COMPANIES

The Trust has entered into various guaranteed investment contracts with insurance companies. These contracts are included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and related expenses) because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management has asserted that contract value approximates fair value for these contracts. There are no reserves against the contract values for credit risk of the issuers or otherwise. The average yields and crediting interest rates ranged from approximately 2.87% to 6.00% and 2.87% to 6.75% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rates are based on formulas agreed upon with each issuer.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The Trust’s investment managers primarily use derivative financial instruments to substitute for the physical/underlying securities. They will not use derivatives to increase portfolio risk above the level that could be achieved in the portfolio using only traditional investment securities. Moreover, investment managers will not use derivatives to acquire exposure to changes in the value of assets or indexes that by themselves would not be purchased for the portfolio.

As of December 31, 2005 and 2004, the Trust held the following derivatives: money market futures, government futures, forwards, options, and swaps. Unrealized gains or losses for these transactions are reflected in the investment income of the Trust and are adjusted for actual realized gains and losses on the combined position in the period in which the transaction expires.

10.	SECURITIES LENDING PROGRAM

The Trust can participate in securities lending arrangements. There is a Securities Lending Agreement on file between the trustee bank and the Trust executed by the Investment Committee and reviewed by Tektronix, Inc.’s legal department. Under this program, the Trust’s investment securities are loaned to investment brokers for a fee. Securities so loaned are fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities. Trust securities on loan under the trustee’s securities lending program were $41.3 million and $50.5 million at December 31, 2005 and 2004, respectively. Income from this program was $102,058 and $92,402 for the years ended December 31, 2005 and 2004, respectively.

TEKTRONIX 401K
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2005

	(b) IDENTITY OF ISSUE, BORROWER, LESSOR	(c) UNITS		(e) CURRENT
(a)	OR SIMILAR PARTY	OR SHARES	(d) COST	VALUE

	PARTICIPANT LOANS

	* VARIOUS LOANS TO VARIOUS PARTICIPANTS, RATES RANGING FROM 5% TO 10.5%, MATURING THROUGH 12/17/2010	6,388,385	$6,388,385	$6,388,385

	COMMON AND COLLECTIVE TRUSTS

	* INVESTMENT IN TEKTRONIX MASTER RETIREMENT TRUST	714,791,143	$714,791,143	$714,791,143

	TOTAL INVESTMENTS		$721,179,528	$721,179,528

*	Denotes a party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEKTRONIX, INC. 401(k) PLAN

Date: June 28, 2006	By:	/s/ PAMELA A. O’CONNER
Pamela A. O’Conner, Secretary
Tektronix 401(k) Plan
Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm